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                                                                   EXHIBIT 99.18


Michael D. Braun (167416)
Patrice L. Bishop (182689)
STULL, STULL & BRODY
10940 Wilshire Boulevard
Suite 2300
Los Angeles, CA  90024
(310) 209-2468

Michael G. Brautigam
GENE MESH & ASSOCIATES
2605 Burnet Avenue
Cincinnati, OH  45219-2502
(513) 221-8800

Richard B. Brualdi
THE BRUALDI LAW FIRM
29 Broadway, Suite 1515
New York, NY  10006

David J. Manogue
SPECTER SPECTER EVANS & MANOQUE
The 26th Floor
The Koppers Building
Pittsburgh, PA 15219
(412) 642-2300

Attorneys for Plaintiff

                    SUPERIOR COURT OF THE STATE OF CALIFORNIA

                      IN AND FOR THE COUNTY OF SANTA CLARA



CRANDON CAPITAL PARTNERS,                         )  CASE NO.
a Florida partnership, on Behalf of Itself        )
and all Others Similarly Situated,                )  CLASS ACTION
                                                  )
                                                  )
                        Plaintiff,                )  COMPLAINT FOR BREACH OF
                                                  )  FIDUCIARY DUTIES AND SELF-
         v.                                       )  DEALING
                                                  )
KING OWYANG, EVERETT ARNDT,                       )  DEMAND FOR TRIAL BY JURY
LORI LIPCAMAN, MICHAEL                            )
ROSENBERG, MARK SEGALL,                           )
GLYNDWR SMITH, SILICONIX                          )
INCORPORATED and VISHAY                           )
INTERTECHNOLOGY, INC., and DOES                   )
1 through 100, Inclusive,                         )
                                                  )
                        Defendants.               )
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                             CLASS ACTION COMPLAINT

         Plaintiff alleges upon information and belief, except as to paragraph 1 hereof, which plaintiff alleges upon personal knowledge, as follows:

         1. Plaintiff has been the owner of shares of the common stock of Siliconix Incorporated ("Siliconix" or the "Company") at all relevant times and continues to hold such shares.

         2. Siliconix is a corporation duly organized and existing under the laws of the State of Delaware. Its headquarters and principal place of business is in Santa Clara, California. The Company designs, markets and manufacturers power and analog semiconductor products for the communications, computer and automotive markets. Its products are also used in instrumentation and industrial applications.

         3. Defendant Vishay Intertechology, Inc. ("Vishay") owns or control approximately 80.4% of the equity of Siliconix.

         4. Defendant King Owyang is President and Chief Executive Office and a Director of Siliconix.

         5. Defendant Everett Arndt is Operations Administrative President, North America of Vishay and a Director of Siliconix.

         6. Defendant Lori Lipcaman is Operations Senior Vice President and Controller of Vishay and a Director of Siliconix.

         7. Defendant Michael Rosenberg is a consultant to Vishay and a Director of Siliconix.

         8.       Defendant Mark Segall is a Director of Siliconix.

         9. Defendant Glyndwr Smith is Assistant to the CEO and Senior Vice President, Marketing Intelligence of Vishay, and a Director of Siliconix.



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         10.      Vishay, with 80.4% of the outstanding shares of Siliconix, is a controlling shareholder of Siliconix, and the director defendants stand in a fiduciary position relative to the Company's public shareholders and owe the public shareholders of Siliconix the highest duties of good faith, fair dealings, due care, loyalty, and full and candid disclosures.

         11. The true names and capacities of defendants sued herein under California Code of Civil Procedure Section 474 as Does 1 through 100, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

                            CLASS ACTION ALLEGATIONS

         12.      Plaintiff brings this action as a class action pursuant to
Section 382 of the California Code of Civil Procedure on its own behalf and a s a class action on behalf of all shareholders of Siliconix ("Siliconix" or the "Company"), who are being harmed and will continue to be harmed by the actions of the defendants described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with the defendants.

         13.      This action is a property maintainable as a class action.


         14. The class is so numerous that joinder of all members is impracticable. There are approximately 5.84 million shares of Siliconix common stock outstanding owned by hundreds of shareholder other than Vishay and its affiliates.

         15. There are questions of law and fact which are common to the class. These questions, include, the following:



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                  a.       whether defendants have breached their fiduciary and
other common law duties by them to plaintiff and the members of the class;

                  b. whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of Siliconix in violation of the laws of the State of Delaware in order to enrich Vishay at the expense and to the detriment of plaintiff and other public stockholders who are members of the class;

                  c. whether the proposed transaction, hereinafter described, constitutes a breach of duty of fair dealing with respect to the plaintiff and the other members of the class; and

                  d. whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

         16. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

         17. Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

         18. The prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.



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                            SUBSTANTIVE ALLEGATIONS

         19. On February 22, 2001, Vishay announced that it had sent a letter proposal to purchase all of the shares of common stock of the Company not held by Vishay and its affiliates to the Siliconix board. Under the proposed transaction, the Company's public shareholders would receive $28.82 per share in cash, although it was possible that a stock for stock transaction could complete the merger under certain circumstances. If the merger was to proceed as a stock for stock transaction, the ratio used would be below the $28.82 all cash proposal.

         20. The price of $28.82 per shares to be paid to class members is unfair and an inadequate consideration because, among other things: (a) the intrinsic value of the stock of Siliconix is materially in excess of $28.82 per share, giving due consideration to the prospects for growth and profitability of Siliconix in light of its business, earnings and earning power, present and future; (b) the $28.82 per share offers an inadequate premium to the public stockholders of Siliconix; and (c) the $28.82 per share price is not the result of arm's length negotiations but was fixed arbitrarily by Vishay to "cap" the market price of Siliconix stock; as part of a plan for Vishay to obtain complete ownership of Siliconix, its assets and businesses at the lowest possible price.

         21. The proposal is an attempt by Vishay to unfairly aggrandize Vishay at the expense of Siliconix's public stockholders. The proposal will, for adequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of Siliconix and its valuable assets, while permitting Vishay to benefit wrongfully from the transaction.

         22. Given Vishay defendants' stock ownership and representation on Siliconix' Board and in management, they are able to dominate and control the other directors, all of whom are hand-picked by the Vishay defendants and are beholden to them for the prestige and perquisites


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of their offices. Under the circumstances, none of the directors can be expected to protect the Company's public shareholders in transactions which benefit
Vishay at the expense of Siliconix' public shareholders, as exemplified by the proposed transaction.

         23. The market does not believe that the terms of the proposal offered by Vishay for Siliconix are fair and adequate. Indeed, as of this writing, Siliconix ("SILI" on the NASDAQ) has been trading between 31 and 32, significantly higher than the proposed terms of this transaction. The day before this bid was announced, Siliconix was trading at approximately $24, well off its 52 week high of $165. Additionally, on February 6, 2001 Siliconix announced record annual earnings of $3.60 per share, a 63% increase over the previous year.

         24. Because of Vishay's stock ownership and domination by Vishay and its personnel of Siliconix, no third party, as a practical matter, can attempt any competing bid for Siliconix, since to make a successful bid would require the consent and cooperation of the Vishay defendants.

         25. Plaintiff and the other members of the class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties to Siliconix' public shareholders in a proposed transaction which will benefit fiduciaries at the expense of the public shareholders of the Company.

         26. Plaintiff and the other members of the class have no adequate remedy at law.

                                     PRAYER

         WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

         1. Declaring this action to be a class action and certifying plaintiff as the class representatives and its counsel as class counsel;

         2. Enjoining, preliminarily and permanently, the transaction complained of herein;



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         3.       To the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, or granting the class rescissory damages;

         4. Directing that defendants account to plaintiff and other members of the class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

         5. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

         6. Granting plaintiff and the other members of the class such other and further relief as may be just and proper.








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                            DEMAND FOR TRIAL BY JURY

         Plaintiff hereby demands a trial by jury:

Dated: February 27, 2001                    Michael D. Braun
                                            Patrice L. Bishop
                                            STULL, STULL & BRODY


                                       By:
                                            -----------------------------------
                                            Patrice L. Bishop
                                            10940 Wilshire Boulevard
                                            Suite 2300
                                            Los Angeles, CA  90024
                                            (310) 209-2468

                                            Michael G. Brautigam
                                            GENE MESH & ASSOCIATES
                                            2605 Burnet Avenue
                                            Cincinnati, OH  45219-2502
                                            (513) 221-8800

                                            Richard B. Brualdi
                                            THE BRUALDI LAW FIRM
                                            29 Broadway, Suite 1515
                                            New York, NY  10006
                                            (212) 952-0602

                                            David J. Manogue
                                            SPECTER SPECTER EVANS & MANOGUE
                                            The 26th Floor
                                            The Koppers Building
                                            Pittsburgh, PA 15219
                                            (412) 642-2300

                                            Attorneys for Plaintiff





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